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Exhibit 12.1

SL Green Operating Partnership, L.P.

Ratio of Earnings to Combined Fixed Charges and Preferred Unit Distributions

(Dollars in Thousands)

	Year Ended December 31,
	2012	2011	2010	2009	2008
Earnings
Income from continuing operations	$80,486	$128,350	$108,077	$1,619	$26,028
Joint venture cash distributions	219,021	133,199	584,564	79,523	525,372
Interest	330,559	286,299	231,182	235,366	295,652
Amortization of loan costs expensed	19,450	14,118	9,046	7,065	6,139
Portion of rent expense representative of interest	32,714	27,375	24,399	24,815	26,177

Total earnings	$682,230	$589,341	$957,268	$348,388	$879,368

Fixed Charges and Preferred Unit Distributions
Interest	$330,559	$286,299	$231,182	$235,366	$295,652
Preferred unit distributions	30,411	30,178	29,749	19,875	19,875
Interest capitalized	12,218	5,123	—	98	(179)
Portion of rent expense representative of interest	32,714	27,375	24,399	24,815	26,177
Amortization of loan costs expensed	19,450	14,118	9,046	7,065	6,139

Total Fixed Charges and Preferred Unit Distributions	$425,352	$363,093	$294,376	$287,219	$347,664

Ratio of earnings to combined fixed charges and preferred unit distributions	1.60	1.62	3.25	1.21	2.53

        The ratios of earnings to combined fixed charges and preferred unit distributions were computed by dividing earnings by fixed charges. For the purpose of calculating the ratios, the earnings have been calculated by adding fixed charges to income from continuing operations before adjustment for noncontrolling interests plus distributions from unconsolidated joint ventures, excluding gains or losses from sale of property, purchase price fair value adjustments, gains and losses on equity investment and marketable securities and the cumulative effect of changes in accounting principles. With respect to SL Green Operating Partnership, L.P., fixed charges and preferred unit distributions consist of interest expense including the amortization of debt issuance costs, rental expense deemed to represent interest expense and preferred distributions paid on its 7.625% Series C, its 7.875% Series D and its 6.50% Series I cumulative redeemable preferred units.

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  Exhibit 12.1
SL Green Operating Partnership, L.P. Ratio of Earnings to Combined Fixed Charges and Preferred Unit Distributions (Dollars in Thousands)